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09057519

AB*
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67678

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **BlueFire Capital LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
311 S. Wacker Drive, Suite 2000
(No. and Street)

Chicago (City) Illinois (State) 60606 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kris Nelson 312-451-4581
(Area Code-Telephone No)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schultz and Chez, LLP
(Name – *if individual, state last, first, middle name*)

141 W. Jackson Blvd., Suite 2900 (Address) Chicago (City) IL (State) 60604 (Zip Code)

SEC
Mail Processing
Section
FEB 25 2009
Washington, DC
101

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 241.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

OATH OR AFFIRMATION

I, Peter Stathis, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental information pertaining to the firm of **BlueFire Capital LLC**, as of December 31, 2008 are true and correct. I further affirm that neither the Company nor any member, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

Peter Stathis
Signature

CFO
Title

OFFICIAL SEAL
JANET M. HERR
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires 06/25/2011

Janet M. Herr
Notary Public

This report contains (check all applicable boxes):

[x] (a) Facing Page
[x] (b) Statement of Financial Condition
[ ] (c) Statement of Income
[ ] (d) Statement of Changes in Member's Equity
[ ] (e) Statement of Cash Flows
[ ] (f) Statement of Changes in Subordinated Borrowings

Supplemental Information:

[ ] (g) Computation of Net Capital
[ ] (h) Computation for Determination of Reserve Requirements pursuant to Rule 15c3-3
[ ] (i) Information Relating to the Possession or Control under Requirement under Rule 15c3-3
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements pursuant to Rule 15c3-3
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
[x] (l) An Oath or Affirmation
[ ] (m) Independent Auditors' Supplemental Report on Internal Control
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*

CONTENTS

SCHULTZ & CHEZ, L.L.P.

Certified Public Accountants

141 West Jackson Boulevard, Suite 2900
Chicago, Illinois 60604
Main: (312) 332-1912
Fax: (312) 332-3635

INDEPENDENT AUDITOR'S REPORT

To the Members of
BLUEFIRE CAPITAL, LLC
Chicago, Illinois

We have audited the accompanying statement of financial condition of BLUEFIRE CAPITAL, LLC as of December 31, 2008. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of BLUEFIRE CAPITAL, LLC as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Schultz & Chez, LLP

Chicago, Illinois
February 3, 2009

BLUEFIRE CAPITAL, LLC
(an Illinois Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

ASSETS

Cash	$	159,248
Certificate of deposit		289,304
Receivables from broker/dealers		4,955,493
Equities owned, at market		185,037
Deposit with exchange		500,000
Rebates receivable from electronic communications networks and exchanges		1,082,376
Furniture and equipment, net		2,754,730
Exchange memberships, at cost (market value $3,013,000)		4,714,800
Other assets		1,817,713
TOTAL ASSETS	$	16,458,701

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES		
Accounts payable and accrued expenses	$	1,654,522
Loan payable		763,994
Total Liabilities		2,418,516
Members' Equity		14,040,185
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	16,458,701

See accompanying notes.

BLUEFIRE CAPITAL, LLC
(an Illinois Limited Liability Company)

NOTES TO STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

(1) *NATURE OF BUSINESS AND ORGANIZATION*

BLUEFIRE CAPITAL, LLC, (the "Company") an Illinois Limited Liability Company, operates as a trader and is a member of various futures exchanges. The Company was organized in July, 2007.

(2) *SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES*

Securities owned and securities sold, not yet purchased, held in firm trading accounts, are carried at market value. Securities transactions are recorded on the trade date and, accordingly, gains and losses are recorded on unsettled transactions. Futures transactions and resulting gains and losses are recorded on the trade date. Gains and losses on open futures contracts are reflected in income. Also included in firm trading revenue are volume-based incentive fees earned from exchanges and electronic-communications networks.

Furniture and equipment is recorded at cost and is depreciated over its estimated useful life using an accelerated method. At December 31, 2008, accumulated depreciation was $1,433,283.

The preparation of financial statements in conformity with generally accepted accounting principles includes the use of estimates that affect the financial statements. Accordingly, actual results could differ from those estimates.

Financial instruments recorded at fair value on the Company's statement of financial condition include securities owned and securities sold, not yet purchased. Other financial instruments are recorded by the Company at contract amounts and include receivables from and payables to clearing broker. Financial instruments carried at contract amounts, which approximate fair value, either have short-term maturities, are repriced frequently, or bear market interest rates and, accordingly, are carried at amounts approximating fair value.

The Company has not presented a Statement of Comprehensive Income because it does not have any items of "other comprehensive income".

(3) *INCOME TAXES*

No provision has been made for income taxes as the taxable income or loss of the Company is included in the respective income tax returns of the members.

(4) *DERIVATIVE FINANCIAL INSTRUMENTS*

Derivative contracts are financial instruments whose value is based upon an underlying asset, index, or reference rate or a combination of these factors.

(4) DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)

Market Risk

Market risk is the potential change in an instrument's value caused by fluctuations in interest rates, equity prices volatilities, credit spreads, or other risks, such as liquidity. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of derivative financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company utilizes various analytical monitoring techniques to control its exposure to market risk.

Credit Risk

Credit risk arises from the possible inability of counterparties to meet the terms of their contracts. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Company has a gain. For exchange-traded contracts, the Chicago Mercantile Exchange acts as the counterparty of specific transactions and, therefore, bears the risk of delivery to and from counterparties of specific positions.

Concentration of Credit Risk

The Company clears all of its trades through two different clearing brokers. In the event a clearing broker does not fulfill its obligations, the Company may be exposed to risk. The Company attempts to minimize this risk by monitoring the creditworthiness of their clearing brokers.

(5) REGULATORY MATTERS

As a registered broker/dealer, the Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company had net capital of approximately $3,700,000 which exceeded requirements by approximately $3,550,000 and the ratio of aggregate indebtedness to net capital was less than 1:1.

The Company is a clearing member of the Chicago Mercantile Exchange (CME) and, as such, is required to own and place on deposit with the exchange 8,000 shares of CME stock. The Company carries this asset at the quoted market price of the shares, $1,664,880 at December 31, 2008. This asset is included in "Other assets" on the statement of financial condition. The change in the unrealized gain (loss) on these shares is a component of "Other revenue" in the statement of income. During 2008, the change in market value resulted in a change of unrealized loss of $1,273,528.

(6) COMMITMENTS

The Company has entered into an office space lease commitment which expires through August 31, 2012. The future minimum rental payments are as follows:

December 31,	Amount
2009	$ 90,323
2010	139,209
2011	143,395
2012	122,475
Total	$ 495,402

Rent expense (including adjustments for rebates, operating expenses, and real estate taxes) for the year ended December 31, 2008, was $270,028. The Company is required to maintain a security deposit in the form of a letter of credit in the amount of $275,000. A bank certificate of deposit owned by the Company collateralizes the letter of credit.

In addition, the Company has entered into a service agreement which provides technology services. The agreement runs through June 30, 2011 and requires monthly payment to the vendor of $19,338.

(7) LOAN PAYABLE

The Company entered into an installment payment agreement related to the purchase of certain computer equipment. The loan bears an interest rate of 11.14% and requires monthly payments until its maturity on September 1, 2011. At December 31, 2008, the outstanding loan balance was $763,994. The assets purchased are pledged as security on this loan.

(8) EMPLOYEE BENEFIT PLAN

The Company sponsors a 401(k) profit-sharing plan (the Plan) covering all eligible employees of the Company. The Company may make discretionary contributions to the Plan, subject to certain limitations as set forth in the Plan Agreement. There were no matching contributions during the year.

BlueFire Capital, LLC

Statement of Financial Condition

December 31, 2008